YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	September 23, 2009
Ref.	let. to SEC

Direct Dial:	972-3-608-7720
Direct Fax:	972-3-608-7713 or -7714
E-mail:	odelia@arnon.co.il

To:	Through Edgar
Mr. Larry Spirgel Assistant Director Securities and Exchange Commission 100 F St. NE Washington D.C., 20549 USA

Dear Mr. Spirgel,

Re:	Pointer Telocation Ltd.

I am approaching you on behalf of my client Pointer Telocation Ltd. (“Pointer”).

On September 21, 2009, Pointer received a letter from the Securities and Exchange Commission, dated September 14, 2009, requesting a number of clarifications to the Form 20-F for the year ended December 31, 2008, filed by Pointer.

Pointer would like to request an extension to the period of response to the above said letter until October 20, 2009.

Thank you in advance for your cooperation.

Please send your response directly to me to fax number +972-3-6087723 or by e-mail to Odelia@arnon.co.il

Sincerely, /s/ Odelia Sidi, Adv.

cc: Ms. Inessa Kessman, Senior Staff Accountant

Tel Aviv: Jerusalem:	1 Azrieli Center, Tel Aviv 67021 31 Hillel Street, Jerusalem 94581	Tel. (+972) 3-608-7777 Tel. (+972) 2-623-9239	Fax. (+972) 3-608-7724 Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il